BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

October 9, 2012

Mr. Eric McPhee, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Item 4.02 8-K

Filed September 28, 2012

File No. 000-02844

Dear Mr. McPhee:

This letter is being submitted in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 2, 2012, with respect to the above-referenced filing by Blue Ridge Real Estate Company and Big Boulder Corporation.

For your convenience, we have set forth the comment in italicized typeface and included our response below the comment.

Form 8-K filed September 28, 2012

1.

Please tell us if you have reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have now disclosed.

Company Response

Management has reassessed its conclusions regarding the effectiveness of the Companies’ internal control over financial reporting and disclosure controls and procedures in light of the error described in the Companies’ Current Report on Form 8-K filed with the Commission on September 28, 2012 (the “Form 8-K”).  Based on its reassessment, management has concluded that the deficiency in internal control over financial reporting that resulted in the failure to prevent or detect the error described in the Form 8-K constituted a material weakness. In their amendments to the periodic reports referenced in the Form 8-K, the Companies will include revised disclosures indicating management’s conclusions that, due to the material weakness, the Companies’ internal control over financial reporting was not effective as of October 31, 2011 and that the Companies’ disclosure controls and procedures were not effective as of October 31, 2011 and the relevant dates of its assessments with respect to the first three quarters of the fiscal year ending October 31, 2012,  The disclosures also will address remedial measures.

2.

Please tell us when you expect to file the amendments to the periodic reports referenced in your filing.

Company Response

The Companies intend to file the amendments to the periodic reports referenced in the Form 8-K as soon as practicable, but no later than November 30, 2012.

As requested by the staff, Blue Ridge Real Estate Company and Big Boulder Corporation (the “Companies”) acknowledge the following with respect to the Form 8-K filed by the Companies on September 28, 2012 (the “Filing”):

•

the Companies are responsible for the adequacy and accuracy of the disclosure in the Filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•

the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Cynthia A. Van Horn or me by telephone at 570-443-8433 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Bruce Beaty

Bruce Beaty
Chief Executive Officer and President

BLUE RIDGE REAL ESTATE COMPANY

BIG BOULDER CORPORATION